UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
 OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-131001

GIANT MOTORSPORTS, INC.

(Exact name of registrant as specified in its charter)

13134 State Route 62
Salem, Ohio 44460
(440) 439-9480

 (Address, including zip code, and telephone number,
 including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

Series A Warrants to purchase shares of Common Stock, at an exercise price of $.50 per share

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	*	Rule 12h-3(b)(1)(ii)	*
		Rule 12h-3(b)(2)(i)	*
		Rule 12h-3(b)(2)(ii)	*
		Rule 15d-6	*

Approximate number of holders of record as of the certification or notice date:

Common Stock (33); Series A Warrants (16)

Pursuant to the requirements of the Securities Exchange Act of 1934, Giant Motorsports, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2009	By:	/s/ Gregory A. Haehn
Gregory A. Haehn
President and Chief Operating Officer